MOL Plc.
Finance

07026968

 17th September, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Nyrt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

▶ **MOL Plc.**

INVESTOR NEWS

17 September 2007

Change in the share ownership of senior executives

MOL Hungarian Oil and Gas Plc. and the insider persons concerned hereby announce that on 17 September 2007, 194 convertible bonds were converted into 345,126 shares and allocated to the participants, in accordance with the convertible bond programme as approved by the Extraordinary General Meeting of MOL held on 1 September 2003. On 17 September 2007, the shares were also listed on the Budapest Stock Exchange.

The share and the bond ownership and of the senior executives changed as follows:

Name	Position	Bond ownership after the share allocation	Share ownership after the share allocation
Zsolt Hernádi	Chairman-CEO	26	132,697
Dr Sándor Csányi	Vice chairman	7	24,906
György Mosonyi	CEO	18	74,398
Michel-Marc Delcommune	Member of the BoD	10	45,458
László Akar	Member of the BoD	5	25,251
Dr. Miklós Dobák	Member of the BoD	6	25,906
dr. Gábor Horváth	Member of the BoD	5	18,145
Dr. Ernő Kemenes	Member of the BoD	5	17,158
Iain Paterson	Member of the BoD	5	14,895
Mrs. Kálmán Simóka PhD	Member of the BoD	5	17,290
József Molnár	Executive Vice President	13	34,984
Lajos Alács	Executive Vice President	5	15,673
Zoltán Áldott	Executive Vice President	13	63,127
László Geszti	Executive Vice President	6	10,682
Ferenc Horváth	Executive Vice President	13	34,937
József Simola	Executive Vice President	8	17,078

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26